

SECURITIES AND EXCHANGE COMMISSION

07006447

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 15 2007
DIVISION OF MARKET REGULATION

| OMB Number: | |
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| OMB Number: | 3235-0123 |
| Expires: | February 28, 2007 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-40569 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alexander Dunham Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 South Grand Avenue
(No. and Street)

Los Angeles, CA 90071
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Somes (310) 234-3312
*(Area Code - Telephone No.)*

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
*(Name - if individual, state last, first, middle name)*

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
*(Address) (City) (State) (Zip Code)*

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, James D. Somes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alexander Dunham Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

James D Somes
Signature

President
Title

Notary Public 5-14-2007
L.A. California

JULIE AUYEUNG LEVTOW
Commission #1517417
Notary Public • California
Los Angeles County
My Comm. Expires Oct. 2, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# ALEXANDER DUNHAM SECURITIES, INC.

*(A Wholly-owned Subsidiary of Alexander Dunham Capital Group, Inc.)*

**Financial Statements**
**And**
**Independent Auditor's Report**

**Year Ended December 31, 2006**

# ALEXANDER DUNHAM SECURITIES, INC.

*(A Wholly-owned Subsidiary of Alexander Dunham Capital Group, Inc.)*

## Table of Contents


| | Page |
|---|---|
| Independent Auditor's Report | 1 |
| Audited Financial Statements: | |
| Statement of Financial Condition | 2 |
| Statement of Income | 3 |
| Statement of Changes in Stockholder's Equity | 4 |
| Statement of Liabilities Subordinated to Claims of General Creditors | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6-7 |
| Other Financial Information: | |
| Computation of Net Capital Pursuant to Rule 15c3-1 | 8 |
| Independent Auditor's Supplementary Report on Internal Control Structure Required by Rule 17a-5 | 9-10 |

**Boros & Farrington**
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

## INDEPENDENT AUDITOR'S REPORT

Board of Directors
Alexander Dunham Securities, Inc.

We have audited the accompanying statement of financial condition of Alexander Dunham Securities, Inc. (a wholly-owned subsidiary of Alexander Dunham Capital Group, Inc.) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alexander Dunham Securities, Inc. at December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental computation of net capital pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

March 23, 2007
San Diego, California

# ALEXANDER DUNHAM SECURITIES, INC.

*(A Wholly-owned Subsidiary of Alexander Dunham Capital Group, Inc.)*

## Statement of Financial Condition

## December 31, 2006

### ASSETS

| | |
|---|---|
| Cash in bank | $ 7,726 |
| Due from affiliate | 135,290 |
| Total assets | $ 143,016 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable and accrued liabilities | $ 429 |
| Stockholder's equity | |
| Common stock, par value $1 per share, 1,000 shares authorized and 170 shares issued and outstanding | 170 |
| Paid-in capital | 223,957 |
| Treasury stock | (241,263) |
| Retained earnings | 159,723 |
| Total stockholder's equity | 142,587 |
| | $ 143,016 |

*See notes to financial statements.*

# ALEXANDER DUNHAM SECURITIES, INC.

*(A Wholly-owned Subsidiary of Alexander Dunham Capital Group, Inc.)*

## Statement of Operations

## Year Ended December 31, 2006

| | |
|---|---|
| Revenues | |
| Commissions | $53,000 |
| Reimbursed expenses | 28,755 |
| Total revenues | 81,755 |
| Operating expenses | 81,600 |
| Net income | $ 155 |

*See notes to financial statements.*

# ALEXANDER DUNHAM SECURITIES, INC.

*(A Wholly-owned Subsidiary of Alexander Dunham Capital Group, Inc.)*

## Statement of Changes in Stockholder's Equity

## Year Ended December 31, 2006

| | *Common Stock* | *Paid-in Capital* | *Treasury Stock* | *Retained Earnings* |
|---|---|---|---|---|
| Balance, beginning of year | $170 | $223,957 | $(241,263) | $159,568 |
| Net income | - | - | - | 155 |
| Balance, end of year | $170 | $223,957 | $(241,263) | $159,723 |

## Statement of Liabilities Subordinated to Claims of General Creditors

## Year Ended December 31, 2006

| | |
|---|---|
| Balance, beginning of year | $ - |
| Increases | - |
| Decreases | - |
| Balance, end of year | $ - |

*See notes to financial statements.*

# ALEXANDER DUNHAM SECURITIES, INC.

*(A Wholly-owned Subsidiary of Alexander Dunham Capital Group, Inc.)*

**Statement of Cash Flows**

**Year Ended December 31, 2006**

| | |
|---|---|
| Cash flows from operating activities | |
| Net income | $ 155 |
| Adjustments to reconcile net income to net cash from operating activities | |
| Changes in operating assets and liabilities | |
| Accounts payable and accrued liabilities | (492) |
| Net cash from operating activities | (337) |
| Cash, beginning of year | 8,063 |
| Cash, end of year | $7,726 |
| Supplemental disclosure of cash flow information: | |
| Interest paid | $ - |
| Taxes paid | $ - |

*See notes to financial statements.*

## ALEXANDER DUNHAM SECURITIES, INC.

*(A Wholly-owned Subsidiary of Alexander Dunham Capital Group, Inc.)*

**Notes to Financial Statements**

### 1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

***The Company.*** Alexander Dunham Securities, Inc. (the "Company") is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers. The Company is a wholly-owned subsidiary of Alexander Dunham Capital Group, Inc.

***Accounting Estimates.*** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

***Revenue Recognition.*** Security transactions and the related commission revenue are recorded on a settlement date basis.

***Income Taxes.*** The Company files consolidated federal and state income tax returns. Deferred and current taxes are recorded on a separate company basis utilizing the liability method of accounting whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect. The Company is given credit in the year incurred for any deductions, net operating losses, and credits that are subject to consolidated tax return rules and limitations.

***Financial Instruments.*** The carrying values reflected in the statement of financial condition at December 31, 2006 reasonably approximate the fair values for financial instruments.

### 2. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, the Company's parent provided the use of facilities and other services valued at approximately $59,000.

### 3. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2006 was 0.06 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2006, the Company had net capital of $7,297 which was $2,297 in excess of the amount required by the SEC.

## 4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company relies on Section K(2)(i) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

## 5. TREASURY STOCK

The Company is holding 169 shares of common stock as treasury stock. The amount of treasury stock is based on cost paid.

*****

# ALEXANDER DUNHAM SECURITIES, INC.

*(A Wholly-owned Subsidiary of Alexander Dunham Capital Group, Inc.)*

## Computation of Net Capital
## Pursuant to Rule 15c3-1

## December 31, 2006

| | |
|---|---|
| Total stockholder's equity | $142,587 |
| Less non-allowable assets<br>Due from affiliate | 135,290 |
| Net capital | $ 7,297 |
| Total aggregate indebtedness | $ 429 |
| Ratio of aggregate indebtedness to net capital | 0.06 |
| Minimum net capital required | $5,000 |

*Note: There are no differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2006.*

## INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Alexander Dunham Securities, Inc.

In planning and performing our audit of the financial statements of Alexander Dunham Securities, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2006 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2006.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Boros & Farrington APC

March 23, 2007
San Diego, California


END